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UNI
SECURITIES AND
Washington, D.C. 20549

09040872

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Washington, DC
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SEC FILE NUMBER
8- 65962

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CEA Atlantic Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 E. Kennedy Blvd., Suite 3300
(No. and Street)

Tampa (City) Florida (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad Gordon (813) 226-8844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkland, Russ, Murphy & Tapp
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Dr., Suite 400 Clearwater, FL 33762
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 06 2009
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad A. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CEA Atlantic Advisors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYNN C SERRANO
Notary Public - State of Florida
My Comm. Expires Oct 25, 2012
Commission # DD 804645
Bonded Through National Notary Assn.

Signature

CFO

Title

Lynn C Serrano

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of ~~Income (Loss)~~. Operations.
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☑ (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital~~. Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8-65962

CEA Atlantic Advisors, LLC

(Formerly CEA Media Group, LLC)
Financial Statements and
Supplementary Information
December 31, 2008

CEA Atlantic Advisors, LLC
(Formerly CEA Media Group, LLC)

Table of Contents

KIRKLAND, RUSS, MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

Jack W. Kirkland, Jr.
Andrew J. Russ
Bruce H. Murphy
William G. Tapp
Paul C. Dunham
Steven W. Grove
Daniel J. Johnson
Cindy Alvear Mull
Laura Krueger Brock
Linda S. Harding

A Professional Association

Report of Independent Certified Public Accountants

To the Member of
CEA Atlantic Advisors, LLC:
(Formerly CEA Media Group, LLC)

We have audited the accompanying statement of financial condition of CEA Atlantic Advisors, LLC (formerly CEA Media Group, LLC) as of December 31, 2008, and the related statements of operations, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of CEA Atlantic Advisors, LLC'S management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CEA Atlantic Advisors, LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CEA Atlantic Advisors, LLC at December 31, 2008, and the results of its' operations, changes in member's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 – 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kirkland, Russ, Murphy & Tapp P.A.

January 31, 2009
Clearwater, Florida

CEA Atlantic Advisors, LLC
(Formerly CEA Media Group, LLC)

Statement of Financial Condition

		December 31, 2008
Assets		
Cash and cash equivalents	$	474,315
Property and equipment, net		1,215
Deposit		124
Total assets	$	475,654
Liabilities		
Accounts payable and accrued expenses	$	46,745
Member's Equity		
Member's capital, a membership unit issued & outstanding		1,000
Retained member's earnings		427,909
Total member's equity		428,909
Total liabilities and member's equity	$	475,654

The accompanying notes are an integral part of these financial statements.

CEA Atlantic Advisors, LLC
(Formerly CEA Media Group, LLC)

Statement of Operations

		For the year ended December 31, 2008
Revenues		
Interest	$	4,068
Investment banking		561,012
Total revenues		565,080
Operating Expenses		
Commissions and employee benefits		333,398
Travel, entertainment and conventions		118,537
Rent, office and occupancy		108,000
Other administrative and operating expenses		16,411
Professional fees		21,639
Total operating expenses		597,985
Net Loss	$	(32,905)

The accompanying notes are an integral part of these financial statements.

CEA Atlantic Advisors, LLC
(Formerly CEA Media Group, LLC)

Statement of Member's Equity

	For the year ended December 31, 2008
Balance, December 31, 2007	$ 461,814
Net loss	(32,905)
Balance, December 31, 2008	$ 428,909

The accompanying notes are an integral part of these financial statements.

CEA Atlantic Advisors, LLC
(Formerly CEA Media Group, LLC)

Statement of Cash Flows

	For the year ended December 31, 2008
Cash Flows from Operating Activities	
Net loss	$ (32,905)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation expense	2,123
Changes in operating assets and liabilities:	
Decrease in other assets	341
Decrease in accounts payable and accrued expenses	(11,192)
Total adjustments	(8,728)
Net cash used by operating activities	(41,633)
Net decrease in cash and cash equivalents	(41,633)
Cash and cash equivalents at beginning of the period	515,948
Cash and cash equivalents at end of the period	$ 474,315

The accompanying notes are an integral part of these financial statements.

CEA Atlantic Advisors, LLC
(Formerly CEA Media Group, LLC)

Notes to Financial Statements

1. **Nature of Business:**

CEA Atlantic Advisors, LLC (the "Company") is a limited liability company organized on September 3, 2002 pursuant to the Delaware Limited Liability Company Law, whose sole member is CEA Group, LLC ("CEA"). The Company is ultimately owned and controlled by the J. Patrick Michaels, Jr. Family Trust (the "Trust") of which J. Patrick Michaels, Jr. is the sole trustee and has beneficial ownership interest. The Company provides investment banking and consulting services.

During September 2003, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). During 2007, the "NASD" merged with the member regulation, enforcement and arbitration functions of the New York Stock Exchange creating the Financial Industry Regulation Authority ("FINRA").

During 2008, the Company changed its name from CEA Media Group, LLC to CEA Atlantic Advisors, LLC.

2. **Summary of Significant Accounting Policies:**

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Cash and Cash Equivalents – Continued

The Company maintains cash balances in insured financial institutions. The Company maintains a Treasury Money Market account that insures all balances in the account at any time. Remaining cash account balances do not generally exceed amounts insured by the Federal Deposit Insurance Corporation at any given time.

Revenue Recognition

Investment banking revenues are recognized at the time the related transactions are completed. Any warrants received in connection with investment banking transactions are recorded at estimated fair value. Consulting revenues are recognized as the services are provided.

Income Taxes

The Company is a single member limited liability corporation. Accordingly, the accompanying financial statements include no provision for income tax as the Company's income is reported for tax purposes by its sole member.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying value, which approximate their fair values.

3. Regulatory Requirements:

The Company is subject to SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2008, the Company had net capital, as defined, of $427,570, which was $422,570 in excess of its required net capital of $5,000. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital, as defined, was 0.11 to 1.

4. Related Party Transactions:

The Company paid $ 9,000 per month to an affiliate entity under common ownership for administrative services, which is reflected as rent, office and occupancy in the accompanying statement of operations. For the year ended December 31, 2008, $108,000 was paid to this affiliate for such administrative services.

Included in accounts payable and accrued expenses at December 31, 2008 is approximately $32,000 due to an affiliate under common control.

5. Concentration of Customers:

For the year ended December 31, 2008, the company's three largest customers, collectively, contributed approximately 66% of total revenue.

6. Property and Equipment:

Property and equipment at December 31, 2008 consists of the following:

	2008	Estimated useful lives
Office equipment	$ 27,293	5 years
Furniture and fixtures	1,468	7 years
	28,761	
Less accumulated depreciation	27,546	
	$ 1,215	

Depreciation expense was $2,123 for the year ended December 31, 2008.

CEA Atlantic Advisors, LLC
(Formerly CEA Media Group, LLC)

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	Per Audited Financial Statements
Computation of net capital:	
Member's equity	$ 428,909
Less non - allowable assets:	
Property and equipment	1,215
Other	124
Net capital	$ 427,570
Computation of aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 46,745
Computation of basic net capital requirements:	
Minimum net capital required – 6 2/3% of aggregate indebtedness	$ 3,116
Minimum net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Net capital in excess of requirement	422,570
Net capital	$ 427,570
Ratio of aggregate indebtedness to net capital	.11

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17 A-5 dated January 26, 2009 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

See accompanying report of independent certified public accountants and notes to financial statements.

CEA Atlantic Advisors, LLC
(Formerly CEA Media Group, LLC)

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule.

See accompanying report of independent certified public accountants and notes to financial statements.

KIRKLAND, RUSS,
MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

Jack W. Kirkland, Jr.
Andrew J. Russ
Bruce H. Murphy
William G. Tapp
Paul C. Dunham
Steven W. Grove
Daniel J. Johnson
Cindy Alvear Mull
Laura Krueger Brock
Linda S. Harding

A Professional Association

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

To the Member of
CEA Atlantic Advisors, LLC:
(Formerly CEA Media Group, LLC)

In planning and performing our audit of the financial statements of CEA Atlantic Advisors, LLC (formerly CEA Media Group, LLC) (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 – 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkland, Russ, Murphy & Tapp P.A.

January 31, 2009
Clearwater, Florida